EXHIBIT A - FOOTNOTE 2
Such options and shares of restricted stock shall vest on the fifth annual anniversary of the Grant Date with accelerated vesting upon certain events and subject to continued employment at all such times.
With respect to acceleration, (a) 50% of such options and shares of restricted stock shall vest upon attainment of specified revenue, adjusted OIBA or share price targets at the later of eighteen (18) months or performance attainment (2022 revenue (or trailing 12 months revenue)
exceeding 120% of 2021 level, 2022 adjusted OIBA (or trailing 12 months adjusted OIBA) exceeding specified multiples of 2021 level, or the Class B
Common Stock share price for twenty (20) consecutive trading days exceeding
150% of the initial 2021 consecutive trading day average), and (b) such remaining unvested options and shares of restricted stock shall vest upon attainment of specified revenue, adjusted OIBA or share price targets at the later of thirty (30) months or performance attainment (trailing twelve (12)
month revenue exceeding 127% of 2021 level, trailing twelve (12) month adjusted OIBA exceeding specified multiples of 2021 level higher than the initial performance target above, or the Class B Common Stock share price for twenty (20) consecutive trading days exceeding 160% of the initial
2021 consecutive trading day average). Such options and shares of restricted stock shall also be subject to the Corporation's standard form of executive officer
"Double-Trigger Change in Control Acceleration" of vesting to the extent not otherwise vested upon such event.